Exhibit 99.153

DIGIHOST ANNOUNCES RECORD REVENUE FROM DIGITAL CURRENCY MINING FOR Q2 2021

Toronto, ON – August 4, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce its financial results for the second quarter ended June 30, 2021 (all amounts in U.S. dollars, unless otherwise indicated).

Revenue from digital currency mining was $5.1 million in the second quarter of 2021, a 369% increase over the corresponding quarter in 2020, and a 7% increase over the previous quarter. The Company generated cash flow of $20.3 million in the second quarter of 2021, up significantly from $95k for the same period in 2020, and $7.1 million higher than the previous quarter. Gross profit increased to $2.9 million compared to a gross loss of $1.0 million in Q2 of 2020 and is $0.8 million higher compared to Q1 of 2021.

Michel Amar, CEO of Digihost, stated: “We are proud of the record top-line revenue growth, as well as gross profit from mining, achieved by Digihost during the second quarter of 2021. As a Company, we are looking forward to building on these results through the expansion of our mining capacity and strategic co-location agreements in order to continue to deliver record revenue and profit for our shareholders.”

Second Quarter 2021 Financial Highlights

The following information compares the financial results of the Company for the three months ended June 30, 2021 (“2021”) and the three months ended June 30, 2020 (“2020”):

-	Record revenue from digital currency mining of $5.1 million reported in 2021, compared to $1.1 million in 2020, an increase of 369%;

-	Gross profit margin from operations was 58% in 2021 compared to a gross loss margin from operations of 94% million in 2020;

-	Generated Adjusted EBITDA of $2.7 million in 2021, a significant increase from $169k in 2020.

The following information compares the financial position of the Company as at June 30, 2021 (“2021”) and as at December 31, 2020 (“2020”):

-	Cash balance of $20.3 million in 2021 compared to $0.03 million in 2020, an increase of $20.27 million;

-	Digital currencies balance of $13.7 million in 2021, comprised of 351.94 Bitcoins and 563.89 Ethereum, compared to $4.5 million in 2020, comprised of 153.72 Bitcoins and 0 Ethereum, an increase of $9.2 million and 198 Bitcoins and 564 Ethereum;

-	Total assets of $68.4 million in 2021 compared to $16.5 million in 2020, an increase of $51.9 million;

-	Total liabilities of $4.8 million in 2021 compared to $6.1 million in 2020, a decrease of $1.3 million; and

-	Total shareholders’ equity of $63.6 million in 2021 compared to $10.4 million in 2020, an increase of $53.2 million.

Recent Highlights

-	On June 21, 2021, the Company closed a private placement of 8,333,333 units at a price of CAD$1.80 per unit for gross proceeds of CAD$15 million, bringing the total the Company has closed in equity financings during the first half of 2021 to CAD$69.2 million;

-	On June 22, 2021, the Company announced that it had filed its Form 40-F with the U.S. Securities and Exchange Commission, fulfilling a significant milestone for a listing on Nasdaq;

-	The Company became a signatory to the Crypto Climate Accord, an initiative modeled on the Paris Climate Agreement, which aligns with the Company’s own DigiGreen initiative;

-	On June 10 and June 26, 2021, respectively, the Company formed a strategic collaboration with Bit Digital USA, Inc. to increase the Companies’ combined hashrates by 2.4 EH;

-	The Company’s current cryptocurrency holdings are comprised of 402.19 Bitcoin and 563.89 Ethereum.

Michel Amar commented: “Our long-term vision and business strategy is to increase our mining capacity and continue to grow as a leader in the blockchain technology space. The efforts we have undertaken in the past few months illustrate our commitment to pursuing every opportunity in this sector as well as our sustained efforts to generate significant shareholder value in an environmentally conscious manner.”

(U.S.$ except per share data)	Three Months Ended June 30
	2021	2020
For the periods ended as indicated
Revenue from digital currency mining	5,112,553	1,089,877
Operating and maintenance costs	(1,803,223)	(1,023,457)
Depreciation	(361,628)	(1,089,870)
Gross profit (loss)	2,947,702	(1,023,450)
General and administrative and other expenses	(3,167,377)	(479,030)

Operating loss	(219,675)	(1,502,480)
Net financial expenses	(59,174)	(21,280)
Net loss for the period	(278,849)	(1,523,760)

Other comprehensive income
Foreign currency translation adjustment	806,492	-
Revaluation of digital currency (1)	(7,476,828)	228,894
Total comprehensive income (loss)	(6,949,185)	(1,294,866)
Basic and diluted loss per share – diluted	(0.00)	(0.04)
Weighted average number of subordinate voting shares outstanding – basic and diluted	66,484,618	40,073,661
EBITDA (2)	82,779	(433,890)
Adjusted EBITDA (2)	2,688,543	169,371

1.	Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Adoption of new accounting policies – Digital Currencies" in the Company’s MD&A.
2.	Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Adjusted EBITDA – Non-GAAP Measure" in the Company’s MD&A.

Financial Statements and MD&A

The Company’s Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis (“MD&A”) thereon for the three and six months ended June 30, 2021, will be accessible on SEDAR at www.sedar.com under Digihost’s profile.

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company is currently hashing at a rate of 200PH with plans to expand to a hashrate of 3.6 EH by the end of the first half of 2022.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained in this news release. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about hashrate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; the ability to establish new facilities for the purpose of research & development; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; delivery of mining rigs for hosting may not be realized in the number anticipated, or at all, and resulting hashing power may materially differ from that anticipated; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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